UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                                 FORM 11-K


      ( X )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                For the fiscal year ended December 31, 2006

                                    OR

      (  )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


              For the transition period from ______ to ______



                       Commission file number 1-9788



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


               LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              LANDAUER, INC.
          ------------------------------------------------------
          (Exact Name of Registrant as Specified in its Charter)



        2 Science Road, Glenwood, Illinois              60425
      ----------------------------------------        ----------
      (Address of Principal Executive Offices)        (Zip Code)



                              (708) 755-7000
           ----------------------------------------------------
           (Registrant's Telephone Number, Including Area Code)

              Landauer, Inc.  401(k) Retirement Savings Plan
                       Index to Financial Statements
                        December 31, 2006 and 2005
                      Plan Number 003, EIN 06-1218089



                                                                   Page

Report of Independent Registered Public Accounting Firm. . . . . .    1

Financial Statements:

     Statements of Net Assets Available for Benefits
       December 31, 2006 and 2005. . . . . . . . . . . . . . . . .    2

     Statement of Changes in Net Assets Available For Benefits
       For the Year Ended December 31, 2006. . . . . . . . . . . .    3

      Notes to Financial Statements. . . . . . . . . . . . . . . .    4

Supplemental Schedule:

     Schedule of Assets (Held at End of Year)
       as of December 31, 2006
       Form 5500, Schedule H, Part IV, Line 4i . . . . . . . . . .    8

          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Compensation Committee
Landauer, Inc. 401(k) Retirement Savings Plan
Glenwood, Illinois


We have audited the accompanying statements of net assets available for benefits of the Landauer, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management.

Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.



                                          /s/ Crowe Chizek and Company LLC
                                          ---------------------------------
                                          Crowe Chizek and Company LLC


Oak Brook, Illinois
June 27, 2007

               LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        DECEMBER 31, 2006 AND 2005
                      PLAN NUMBER 003, EIN 06-1218089



                                                   2006          2005
                                                ----------    ----------

ASSETS
  INVESTMENTS, AT FAIR VALUE (NOTE D). . . . .  $9,111,617    $8,565,690
                                                ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS. . . . . . .  $9,111,617    $8,565,690
                                                ==========    ==========




















































The accompanying notes are an integral part of these financial statements.

               LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   FOR THE YEAR ENDED DECEMBER 31, 2006
                      PLAN NUMBER 003, EIN 06-1218089



ADDITIONS TO NET ASSETS
  Investment Income (Notes B & D):
    Net appreciation in fair value of investments. . . . .    $  789,039
    Interest and dividends . . . . . . . . . . . . . . . .       411,098
                                                              ----------
        Total investment income. . . . . . . . . . . . . .     1,200,137

  Contributions:
    Employer . . . . . . . . . . . . . . . . . . . . . . .       120,366
    Participant. . . . . . . . . . . . . . . . . . . . . .       641,135
                                                              ----------
        Total contributions. . . . . . . . . . . . . . . .       761,501
                                                              ----------

    Total Additions. . . . . . . . . . . . . . . . . . . .     1,961,638
                                                              ----------

DEDUCTIONS FROM NET ASSETS
  Payments to participants . . . . . . . . . . . . . . . .     1,413,836
  Administrative expenses. . . . . . . . . . . . . . . . .         1,875
                                                              ----------

    Total Deductions . . . . . . . . . . . . . . . . . . .     1,415,711
                                                              ----------

    Net Increase . . . . . . . . . . . . . . . . . . . . .       545,927

Net Assets Available for Benefits, Beginning of Year . . .     8,565,690
                                                              ----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR . . . . . .    $9,111,617
                                                              ==========





























The accompanying notes are an integral part of these financial statements.

               LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
        NOTES TO FINANCIAL STATEMENTS -- DECEMBER 31, 2006 AND 2005
                      PLAN NUMBER 003, EIN 06-1218089



A.    DESCRIPTION OF THE PLAN

      The following description of the Landauer, Inc. 401(k) Retirement Savings Plan provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution salary reduction plan covering all eligible employees of Landauer, Inc. (the "Company") who are not covered by a collective bargaining agreement and who are least 21 years of age and completed six months of service, as defined by the Plan.

      Effective January 1, 2002, the Company amended and restated the Plan by adopting the ADP non-standardized 401(k) profit sharing plan and trust.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      CONTRIBUTIONS

      Each plan participant may make pretax contributions ranging from $50 to the limits set by the Internal Revenue Service.

      The Company matches $3 for each $1 of the first $50 of participant salary reduction contributions for the plan year, plus $0.20 for each $1 of the next $5,000 of salary reduction contributions for the plan year.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's salary reduction contribution, and allocations of (a) the Company's matching contribution and (b) account earnings. Each participant's account is charged with an allocation of administrative expenses paid by the Plan. The participants have the option to invest at their discretion into any group of investments selected by the trustees. Currently these investments include Landauer, Inc. common stock, eight AllianceBernstein Investment Funds, two Oppenheimer Investment Funds, three Morgan Stanley Investment Funds, two Van Kampen Investment Funds, one Calvert Income Fund, and two Davis Investment Funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING

      A participant is 100% vested at all times in his or her account that represents the salary reduction contributions, any rollover amount accepted by the Plan on his or her behalf, the employer match, and actual earnings thereon.

      PARTICIPANT LOANS

      Participants may borrow from $1,000 to $50,000, or fifty percent of their account balance, whichever is less. Any loan is secured by the balance in the participant's account and bears interest at 1% over the prime rate at the time the loan is requested. Loans are required to be repaid in five years or less. Principal and interest are paid ratably through payroll deductions.

               LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
        NOTES TO FINANCIAL STATEMENTS -- DECEMBER 31, 2006 AND 2005
                      PLAN NUMBER 003, EIN 06-1218089



      PAYMENTS OF BENEFITS

      On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or equal or substantially equal annual installments payable over the participant's life expectancy.

      In-service withdrawals are allowed after a participant has reached 591/2 years of age.


B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The Plan's financial statements are prepared on the accrual basis of accounting under U.S. generally accepted accounting principles.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Plan assets are stated at fair value, with related gains and/or losses (both realized and unrealized) being reflected as an increase or decrease in net assets available for benefits. Quoted market prices are used to value all investments other than participant loans and money market funds. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans and money market funds are carried at cost which approximates fair value.

      Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in mutual funds and stocks. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

      As of December 31, 2006 and 2005, approximately 16% and 22%, respectively, of the Plan's net assets were invested in Company common stock through the Landauer Stock Fund.

               LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
        NOTES TO FINANCIAL STATEMENTS -- DECEMBER 31, 2006 AND 2005
                      PLAN NUMBER 003, EIN 06-1218089



      BENEFIT PAYMENTS

      Benefit payments are recorded when paid.

C.    PARTY-IN-INTEREST TRANSACTIONS

      Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds managed by Morgan Stanley, the Plan's investment advisor, and a money market fund managed by State Street Bank and Trust, the Trustee of the Plan. The value of these investments at December 31, 2006 and 2005 was $1,625,682 and $1,274,206, respectively. ADP provides recordkeeping and other administrative services. Fees paid by the Plan to the trustee and recordkeeper totaled $1,875 for the year ended December 31, 2006.

      The Plan also allows participants to invest their account balances in shares of Landauer, Inc. common stock through the Landauer Stock Fund. The number of shares of Landauer, Inc. common stock held by the Plan at December 31, 2006 and 2005 was 27,745 shares and 38,795 shares, respectively. The value of these shares at December 31, 2006 and 2005 was $1,455,780 and $1,788,062, respectively. Dividends of $63,720 were paid on these shares for the year ended December 31, 2006.

      The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $174,524 and $218,078 at December 31, 2006 and 2005, respectively.

D.    INVESTMENTS

      The following table presents investments that represent 5% or more of the Plan's net assets (at fair values).

                                                    December 31,
                                                 2006          2005
                                              ----------    ----------

      Landauer Common Stock. . . . . . . . .  $1,455,780    $1,788,062
      Oppenheimer Quest Balanced Fund. . . .     473,933       449,231
      Oppenheimer Small &
        Mid Cap Value Fund . . . . . . . . .     550,024       494,415
      Morgan Stanley Liquid Asset Fund . . .     662,336       452,751
      Morgan Stanley Equally Weighted
        S&P 500 Fund . . . . . . . . . . . .     677,143       538,128
      Van Kampen Comstock Fund . . . . . . .     487,407       547,233
      Van Kampen Growth & Income Fund. . . .   1,092,031     1,111,824
      Calvert Income Fund. . . . . . . . . .     431,082*      430,662
      Davis New York Venture Fund. . . . . .     705,368       519,030
      Davis Opportunity Fund . . . . . . . .   1,516,662     1,484,101
      AllianceBernstein International
        Growth Fund. . . . . . . . . . . . .     515,545       248,849*

      * - Shown for comparative purposes only. Investment does not represent 5% or more of the Plan's net assets.

               LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
        NOTES TO FINANCIAL STATEMENTS -- DECEMBER 31, 2006 AND 2005
                      PLAN NUMBER 003, EIN 06-1218089



      During 2006, the Plan's investments (including those bought, sold, and held during the year) appreciated in fair value as follows:

      Mutual funds . . . . . . . . . . . . . . . . .  $  571,637
      Common stock of the plan sponsor . . . . . . .     217,402
                                                      ----------
                                                      $  789,039
                                                      ==========

      The Plan's investments received interest and dividend income of $411,098 for the year ended December 31, 2006.

E.    INCOME TAX STATUS

      The Plan is relying on a favorable opinion letter dated May 3, 2002 issued to Automatic Data Processing Federal Credit Union, the plan document sponsor. The Plan is not required to file for an individual determination letter in addition to the opinion letter received from the Internal Revenue Service. Although the Plan has been amended since receiving the favorable opinion, the plan administrator believes that the Plan is designed and is being operated in accordance with the applicable requirements of the Internal Revenue Code.

F.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

G.    PLAN AMENDMENT

      Effective in 2005, the Plan was amended to reduce the balance, for which the Plan Administrator will mandatorily cash out a participant's account if the participant does not elect to have such distribution paid directly to an eligible retirement plan in a direct rollover or to receive the distribution directly, to $1,000.

                                   LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                                     SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                              AS OF DECEMBER 31, 2006
                                           PLAN SPONSOR: LANDAUER, INC.
                                          PLAN NUMBER 003, EIN 06-1218089
                                      FORM 5500, SCHEDULE H, PART IV, LINE 4I

(a)   (b)                           (c)                                                   (d)           (e)
                                                                                                      CURRENT
      IDENTITY OF ISSUE             DESCRIPTION OF INVESTMENT                            COST**        VALUE
      -----------------             -------------------------                            ------     -----------
                                    LANDAUER STOCK FUND:
*     Landauer, Inc.                  Common stock                                          n/a     $1,455,780
*     State Street Bank & Trust       Short Term Investment Fund                            n/a         78,920
                                                                                                    ----------
                                                                                                     1,534,700
                                    MUTUAL FUNDS:
      AllianceBernstein               2015 Retirement Strategy Fund                         n/a         18,196
      AllianceBernstein               2020 Retirement Strategy Fund                         n/a         14,269
      AllianceBernstein               2025 Retirement Strategy Fund                         n/a            153
      AllianceBernstein               2030 Retirement Strategy Fund                         n/a         31,709
      AllianceBernstein               2035 Retirement Strategy Fund                         n/a          1,825
      AllianceBernstein               2040 Retirement Strategy Fund                         n/a          1,181
      AllianceBernstein               2045 Retirement Strategy Fund                         n/a         16,246
      Oppenheimer Funds               Quest Balanced Fund                                   n/a        473,933
      Oppenheimer Funds               Small & Mid Cap Value Fund                            n/a        550,024
*     Morgan Stanley                  Liquid Asset Fund                                     n/a        662,336
*     Morgan Stanley                  US Government Securities Fund                         n/a        207,283
*     Morgan Stanley                  Equally Weighted S&P 500 Fund                         n/a        677,143
      Van Kampen                      Comstock Fund                                         n/a        487,407
      Van Kampen                      Growth & Income Fund                                  n/a      1,092,031
      Calvert Funds                   Income Fund                                           n/a        431,082
      Davis Funds                     New York Venture Fund                                 n/a        705,368
      Davis Funds                     Opportunity Fund                                      n/a      1,516,662
      AllianceBernstein               International Growth Fund                             n/a        515,545
                                                                                                    ----------
                                                                                                     7,402,393
                                    OTHER:
*     Plan participants               Participant Loans (interest rates
                                        from 5.00% to 9.25%)                                 -         174,524
                                                                                                    ----------
                                    Total assets held for investment                                $9,111,617
                                                                                                    ==========

   *   Represents a party-in-interest.
  **   All investments are participant or beneficiary directed with respect to assets allocated to individual participant accounts and therefore cost presentation is not required.

                                                         8

                                SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    LANDAUER, INC. 401(K) RETIREMENT
                                    SAVINGS PLAN


Date  June 27, 2007                 By    /s/ Jonathon M. Singer
                                          ------------------------------
                                          Jonathon M. Singer
                                          Senior Vice President,
                                          Treasurer, and Secretary
                                          (Principal Financial and
                                          Accounting Officer)

















































                                     9